UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007.

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from              to

Commission File No. 1-13300

CAPITAL ONE FINANCIAL CORPORATION

ASSOCIATE SAVINGS PLAN

CAPITAL ONE FINANCIAL CORPORATION

1680 Capital One Drive

McLean, Virginia 22102

Financial Statements and Exhibits

(a) Financial Statements

The Capital One Financial Corporation Associate Savings Plan (the “Plan”) became effective as of January 1, 1995. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 2007 and 2006.

(b) Exhibits

Exhibit 23	Consent of Independent Registered Public Accounting Firm

Capital One Financial Corporation

Associate Savings Plan

Audited Financial Statements

and Supplemental Schedule

Years Ended December 31, 2007 and 2006

with Report of Independent Registered Public Accounting Firm

Capital One Financial Corporation Associate Savings Plan

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

Benefits Committee

Capital One Financial Corporation

We have audited the accompanying statements of net assets available for benefits of Capital One Financial Corporation Associate Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young

McLean, VA

June 27, 2008

Capital One Financial Corporation Associate Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Cash	$410,211,339	$—
Investments, at fair value:
Units of Capital One Pooled Company Stock Fund	181,964,934	162,250,297
Shares of registered investment companies	656,663,499	601,707,520
Shares of fully benefit-responsive investment contracts	111,568,319	101,443,101
Participant notes receivable	31,776,949	19,406,222

Total investments	981,973,701	884,807,140
Receivables:
Employer’s contributions	32,074,543	20,880,020
Participants’ contributions	2,577,341	1,692,438

Total receivables	34,651,884	22,572,458

Total assets	1,426,836,924	907,379,598

Liabilities
Administrative expense payable	—	19,667

Net assets available for benefits, at fair value	1,426,836,924	907,359,931
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(285,060)	1,803,294

Net assets available for benefits	$1,426,551,864	$909,163,225

See accompanying Notes to the Financial Statements.

Capital One Financial Corporation Associate Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2007	2006
Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation of:
Units of Capital One Pooled Company Stock Fund	$(56,994,337)	$(16,159,087)
Shares of fully benefit-responsive investment contracts	6,974,973	3,881,466
Shares in Registered Investment companies	(7,546,055)	51,937,608
Interest	1,249,179	1,028,049
Dividends	19,228,178	15,616,134

	(37,088,062)	56,304,170
Contributions:
Employer’s	73,299,789	58,286,119
Participants’	60,193,702	56,934,817

	133,493,491	115,220,936
Transfer from the Hibernia Corporation Retirement Security Plan	254,879,587	—
Transfer from the North Fork Bankcorporation, Inc. (401K) Retirement Savings Plan	269,163,633	—
Transfer from the Onyx Acceptance Corporation 401(k) Plan	—	17,652,103

Total additions	620,448,649	189,177,209

Deductions from net assets attributed to:
Benefits paid to participants	102,943,146	90,740,463
Administrative expenses	116,864	83,222

Total deductions	103,060,010	90,823,685

Net increase	517,388,639	98,353,524
Net assets available for benefits:
Beginning of year	909,163,225	810,809,701

End of year	$1,426,551,864	$909,163,225

See accompanying Notes to the Financial Statements.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements

Note 1—Description of Plan

Effective January 1, 1995, Capital One Financial Corporation (the “Corporation”) established and adopted the Capital One Financial Corporation Associate Savings Plan (the “Plan”) for the benefit of its eligible associates. Ameriprise Trust Company, formerly American Express Trust Company, and Wachovia Bank (the “Trustee”) served as the administrator and trustee for the Plan and its assets for the period of January 1 to March 31 and April 1 to December 31 of the year, respectively.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all associates of the Corporation and provides for pension, disability, death and termination benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute 1% to 15% of eligible pre-tax compensation and/or 1% to 9% of eligible after-tax compensation. Total pre-tax and after-tax contributions cannot exceed 15% of eligible compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans (“rollover contributions”). The Corporation contributes 50% of the first 6% of the participant’s eligible compensation that a participant contributes to the Plan on a pre-tax basis. The Corporation also contributes a 3% safe harbor contribution on eligible compensation, regardless of participation in the Plan. At the option of the Corporation’s Board of Directors, the Corporation contributes additional amounts equal to 3% of the participants’ eligible base salary compensation for those participants actively employed with the Company as of December 31 and having made pre-tax contributions to the Plan at any time during the Plan year.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Corporation’s contributions and Plan earnings. Allocations of employer contributions are based on participant contributions or compensation and allocations of Plan earnings are based upon the number of units of the Plan in each participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Corporation’s matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after two years of service. Non-matching contributions from the Corporation vest immediately.

Forfeited Accounts

As of December 31, 2007 and 2006 forfeited nonvested accounts totaled $218,102 and $46,525 respectively. Excess forfeitures, if any, after payment of administrative expenses are used to reduce the Corporation’s future contributions. During 2007, $88,228 of excess forfeitures was used to reduce the Corporation’s administrative fees. During 2006, $129,543 and $539,968 of excess forfeitures were used to reduce the Corporation’s administrative fees and contributions, respectively.

Investment Options

Upon enrollment in the Plan, participants direct the investments of their and the Corporation’s contributions into any of the ten investment options described below. Participants may change their investment options at any time. Investment options are described below.

Capital One Pooled Company Stock—Monies are invested by the Trustee in a unitized trust fund which invests in shares of the Corporation’s common stock. The Trustee shall also be permitted to invest in short-term temporary investments, including pooled funds which bear interest at market rates.

Hotchkis and Wiley Large Cap Value Fund—Monies are primarily invested in the common stock of large-sized U.S. companies.

Spartan U.S. Equity Index Fund – Fidelity Advantage Class—Monies are primarily invested in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the United States.

Wells Fargo Capital Growth Fund—Monies are principally invested in securities of large-capitalization companies.

Hartford Small Company Fund—Monies are primarily invested in common stocks of small capitalization companies.

Northern Small Cap Value Fund—Monies are primarily invested in equity securities of small capitalization companies.

Dodge & Cox International Stock Fund—Monies are primarily invested in equity securities of companies outside the U.S.

Dodge & Cox Balanced Fund—Monies are invested in a diversified portfolio of common stocks, preferred stocks and fixed income securities.

PIMCO Total Return Fund—Monies are invested in fixed income securities.

INVESCO Stable Value Fund—Monies are invested in investment contracts issued by insurance companies and banks.

Participant Notes Receivable

Participants may elect to borrow from their fund accounts a minimum of $1,000; up to a maximum of the lesser of $50,000, or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive an amount equal to the vested value of his or her account through a lump-sum distribution. If the participant has invested in the Capital One Pooled Company Stock fund, he or she may elect to receive distributions of whole shares of common stock with fractional shares paid in cash.

Administrative Expenses

Accounting fees and administrative expenses of the Plan are paid by the Corporation.

Note 2—Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year’s amounts have been reclassified to conform to the 2007 presentation.

Valuation and Income Recognition

The Plan’s investments are stated at fair value. Units in the Capital One Pooled Company Stock are valued based upon the stock price at the last reported sales price on the last business day of the plan year. The shares of registered investment companies are primarily valued at quoted market prices, which represent the net asset values of shares held by the Plan as of year-end. The Plan’s investment in Invesco Stable Value Fund has underlying investments in guaranteed investment contracts (GICs) and synthetic GICs, as well as cash equivalents, and is stated according to the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment

Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”), which states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, fully benefit-responsive investment contracts are reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits, as of December 31, 2005. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the years ended December 31, 2007 and 2006. Money market funds and participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on a first-in, first-out basis.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. This pronouncement did not have a material impact on the Plan’s financial statements.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 3—Investments

The Plan’s investments are held in a trust administered by the Trustee. The fair values of the following individual investments represented 5% or more of the Plan’s net assets as of December 31, 2007 and 2006:

	December 31
	2007	2006
Capital One Pooled Company Stock Fund	$181,964,934	$162,250,297
Spartan U.S. Equity Index Fund – Fidelity Advantage Class	174,735,117	—
Dodge & Cox International Stock Fund	130,668,587	91,223,436
Invesco Stable Value Fund	111,568,319	101,443,101
Hotchkis and Wiley Large Cap Value Fund	98,054,341	104,721,766
Dodge & Cox Balanced Fund	76,064,366	75,691,532
RiverSource Trust Equity Index Fund I	—	177,114,024
AIM Constellation Fund	—	64,947,514

The Invesco Stable Value Fund invests primarily in investment contracts such as traditional guaranteed invest contracts (GICs) and wrapper contracts (also known as synthetic GICs). In a traditional GIC, the issuer takes a deposit from the Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Fund. In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for plan participants. The Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest. The key factors that influence future interest crediting rates for a wrapper contract include the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into and out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract and the duration of the underlying investments backing the wrapper contract. Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis. In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the plan, a material adverse change to the provisions of the plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for the issuance of a clone wrapper contract. Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula). The Invesco Stable Value Fund is presented in the financial statements at contract value, as reported to the Plan by the Trustee. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield for 2007 and 2006 was 5.406% and 5.100%, respectively and the crediting interest rate for 2007 and 2006 to the fund was 4.853% and 4.963%, respectively.

Note 4—Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5—Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 12, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 6—Transactions with Parties-in-Interest

The Plan had invested $181,964,934 and $162,250,297, at fair value, in the Capital One Pooled Company Stock Fund as of December 31, 2007 and 2006, respectively. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exception exists, respectively.

Note 7—Plan Mergers

Effective January 1, 2006 all employees of Onyx Acceptance Corporation who were eligible participants of the Onyx Acceptance Corporation 401(k) Plan (the “Onyx Plan”) became eligible participants in the Plan. Additionally, effective January 15, 2006 the Plan accepted the transfer of all assets and liabilities attributable to participants of the Onyx Plan. Net assets of $17,652,103 (including participant loans of $633,275) were transferred from the Onyx Plan.

Effective December 31, 2007, the Hibernia Corporation Retirement Security Plan and the North Fork Bancorporation, Inc. (401k) Retirement Savings Plan were merged into the Plan. As such, net assets of $254,879,587 (including participant loans of $6,197,189) and $269,163,633 (including participant loans of $6,062,391), respectively, were transferred into the Plan.

Note 8—Subsequent Event

Effective January 1, 2008, the trustee of the plan changed from Wachovia Bank to Fidelity Investments.

Supplemental Schedule

Capital One Financial Corporation Associate Savings Plan

Employer Identification Number 54-1719854; Plan Number 002

Schedule H—Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue, borrower, lessor, or similar party.	Description of investment, including maturity date, rate of interest, collateral, par or maturity value.
	Shares/Rate	Current value
Capital One Pooled Company Stock Fund *	3,127,252	181,964,934
Registered Investment Companies:
Northern Small Cap Value	3,062,542	41,864,943
Hotchkis and Wiley Large Cap Value Fund	4,816,028	98,054,341
Dodge & Cox International Stock Fund	2,839,387	130,668,587
Wells Fargo Capital Growth Fund	3,538,191	69,525,452
Dodge & Cox Balanced Fund	939,066	76,064,366
Hartford Small Company Fund HLS IA	1,973,452	36,745,679
Spartan U.S. Equity Index Fund – Fidelity Advantage Class	3,366,765	174,735,117
PIMCO Total Return Fund	2,713,285	29,005,014
Fully Benefit-Responsive Investment Contracts:
Invesco Stable Value Fund	10,006,755	111,568,319

		950,196,752
Participant Notes Receivable*	4.00%-10.50%	31,776,949

Total Investments		981,973,701

*	Parties-in-interest

Note: Historical Cost is not required to be presented as all investments are participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ONE FINANCIAL CORPORATION ASSOCIATE SAVINGS PLAN

(Name of Plan)

By:	/s/ GARY L. PERLIN
Name:	Gary L. Perlin
on behalf of the Benefits Committee, as Plan Administrator

Dated: June 30, 2008